Exhibit (a)(2)

January 7, 2010

Dear Quixote Corporation Stockholder:

We are pleased to inform you that on December 30, 2009, Quixote Corporation, a Delaware corporation (“Quixote”), entered into an Agreement and Plan of Merger (together with any amendments or supplements thereto, the “merger agreement”) with Trinity Industries, Inc., a Delaware corporation (“Parent”) and THP Merger Co., a wholly-owned subsidiary of Parent (“Purchaser”).

Under the terms of the merger agreement, Purchaser is commencing today a cash tender offer (the “Offer”) to purchase all of Quixote’s outstanding shares of common stock, par value $0.01 2/3 per share (the “Common Stock”), including the associated rights to purchase shares of Quixote’s Series C Junior Participating Preferred Stock, at a price per share of $6.38, net to the seller in cash, without interest and less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated January 7, 2010, and related materials enclosed with this letter. Unless subsequently extended in accordance with its terms, the Offer is currently scheduled to expire at 12:00 midnight, New York City time at the end of the day on February 4, 2010. The Offer is conditioned upon, among other conditions, the number of shares of Common Stock being validly tendered and not withdrawn at the expiration of the Offer together with the number of shares of Common Stock (if any) then owned by Parent or any of its subsidiaries representing at least 60% of the then outstanding shares of Common Stock on a fully-diluted basis. If the Offer is successful, Purchaser will subsequently merge with and into Quixote on the terms and subject to the conditions set forth in the merger agreement (the “merger”). In the merger, each share of Common Stock that is outstanding and that has not been accepted for purchase pursuant to the Offer (other than shares held by (i) Quixote Parent, Purchaser or any of their respective subsidiaries and (ii) stockholders, if any, who properly perfect their appraisal rights under Delaware law) will be cancelled and converted into the right to receive cash in an amount equal to the Offer Price.

The board of directors has unanimously (i) approved and declared it advisable that Quixote enter into the merger agreement, (ii) determined that the Offer, the merger and the other transactions contemplated by the merger agreement (the “Contemplated Transactions”) are advisable to, and in the best interests of, Quixote and its stockholders, (iii) approved the merger agreement, approved the Contemplated Transactions and recommended that Quixote stockholders accept the Offer and tender their shares of Common Stock pursuant to the Offer and, if necessary, vote to approve and adopt the merger agreement and (iv) approved all other actions necessary to exempt the Offer, the merger, the merger agreement and the Contemplated Transactions from the effect of Quixote’s Rights Agreement adopted March 16, 2009 and provided for the termination of Quixote’s Rights Agreement as of the consummation of the merger.

In arriving at its recommendation, the board of directors of Quixote gave careful consideration to a number of factors that are described in the Solicitation/Recommendation Statement on Schedule 14D-9 that accompanies this letter. Also accompanying this letter is a copy of Purchaser’s Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering your shares of Common Stock to Purchaser in the Offer. These documents set forth the terms and conditions of Purchaser’s Offer to Purchase and provide instructions as to how to tender your shares. We urge you to read and consider each of the enclosed materials carefully.

Very truly yours,

Leslie Jezuit
Chairman of the Board

Quixote Corporation, 35 E. Wacker Drive, Suite 1100, Chicago, Illinois 60601, 312/467-6755, Fax: 312/467-1356